Exhibit 99.2

Atlas Announces Closing of APR Energy’s $285 million Senior Secured Financing Program

LONDON, UK, March 9, 2020 – Atlas Corp. (“Atlas”) (NYSE: ATCO) is pleased to announce the closing of its $285 million senior secured financing on behalf of its wholly owned subsidiary, APR Energy Ltd. (“APR”), a global leader in fast-track mobile power solutions. The financing program (the “Financing Program”) consists of pari passu senior secured loan facilities, including a $50 million revolving credit facility (the “RCF”), $135 million term loan facility (the “TLA”) and a $100 million fixed rate institutional private placement tranche from funds managed by the Global Infrastructure Debt team at BlackRock. Citibank N.A (“Citi”) acted as sole structuring agent.

Ryan Courson, CFO of Atlas, commented “A core piece of Atlas’ strategy is establishing an optimal capital structure at each of its business segments. APR’s Financing Program combines elements of project finance with typical corporate debt. This provides APR the flexibility to continue advancing its position as an industry leader in the delivery of mobile turnkey power plants, while progressing its portfolio diversification strategy into longer-term and larger scale projects.”

The bank syndicate for the RCF and TLA is led by Citi; Export Development Canada; Bank of Montreal; and Toronto-Dominion Bank; and also includes Canadian Western Bank; HSBC Bank Canada; and Bank of America, N.A.

About Atlas

Atlas is a leading global asset manager that owns and operates the businesses in which it invests while focusing on deploying capital across multiple verticals to create sustainable value and quality growth opportunities for its shareholders. Atlas’ wholly-owned subsidiaries, Seaspan and APR, are unique, industry-leading integrated platforms in the global maritime and energy space respectively. Seaspan is the market leading containership owner/operator in the sector while APR is the global leader in mobile power solutions as a lessor and operator. For more information visit atlascorporation.com.

About APR

APR provides rapidly deployable, large-scale power and fast-track mobile power to underserved markets and industries. APR’s mobile, turnkey power plants help run cities, countries and industries around the world in both developed and developing markets. APR creates unique value through delivering large-scale power projects anywhere in the world in less time than the typical 2-5 years required to plan, finance, construct and commission a permanent power plant, and offers customized turnkey solutions including flexible plant design, fast-track installation, balance of plant, and decommissioning. For more information, please visit www.aprenergy.com.

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding APR’s ability to advance its position as an industry leader in the delivery of mobile turnkey power plants as well as grow and diversify its business into new areas of focus. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: challenges in growing and diversifying APR’s business; and other factors detailed from time to time in our periodic reports and filings with the SEC, including Atlas’s Registration Statement on Form F-4 filed November 22, 2019, as amended, and Reports of Foreign Private Issuer on Form 6-K filed from time to time thereafter. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Investor Inquiries:

Bill Stormont

Investor Relations

Atlas Corp.

Tel. +1-604-638-7240

Email: IR@atlascorporation.com

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